May 27, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Valeria Franks
Suying Li
Cara Wirth
Donald Field

	Re:	SciSparc Ltd.
Amendment No. 5 to Registration Statement on Form F-4
Filed on May 14, 2025
File No. 333-282351

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 23, 2025 (the “Comment Letter”), with respect to Amendment No. 5 to Registration Statement on Form F-4 filed with the Commission by the Company on May 14, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 6 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Amendment No. 5 to Registration Statement on Form F-4 Filed May 14, 2025

Risk Factors, page 11

1.	We note your statement on page 216, that "[a]s of the date of this proxy statement/prospectus, the Joint Company has not been established and all of the approvals necessary for the effectiveness of the Automotive Equipment Founders’ Agreement have not been received." Please revise to include risk factor disclosure that addresses the material risks to your business and operations if the Joint Company is not established and/or the approvals for the Automotive Equipment Founders' Agreement are delayed or not received.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised page 74 of the Amended Filing to include the requested risk factor.

 Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 218

2.	We note your response to prior comment 1. Please revise your disclosure in footnote 4(a) to reflect your calculations of the related pro forma adjustments.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised page 221 of the Amended Filing to include the calculations of the related pro forma adjustments.

General

3.	We note your disclosure that "[a]s of the date of this proxy statement/prospectus, there is no certainty regarding the execution of the issuance, its timing, scope, and terms of the Series C Bonds ... ." However, we also note your disclosure that "[o]n May 8, 2025, SciSparc entered into the Third Amendment, pursuant to which, in addition to the already existing subordination of the Loan Amount to AutoMax’s Series B Bonds, the Loan Amount will also be subordinated to AutoMax’s contemplated Series C Bonds, intended to be issued and traded on the TASE." Please revise throughout to clarify the certainty around the Series C Bonds, including whether they are likely to be issued and traded.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that the Series C Bonds were issued and began trading on the Tel Aviv Stock Exchange on May 19, 2025. The Company has revised page v of the Amended Filing, and throughout the Amended Filing, to reflect this development.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler
Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Matthew Rudolph, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP

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